Called Higher Studios, Inc.



ANNUAL REPORT

231 Public Sq

Franklin, TN 37064

0

www.calledhigherstudios.com

This Annual Report is dated April 30, 2021.

BUSINESS

Called Higher Studios, Inc is intended to be the first Christian, fan owned faith based movie studio. We develop, produce, and distribute content in the form of films, television programs, and short form media to the Christian audience. Our unique value is that we are crowd owned, giving us the ability to listen and interact with our investors and fans.

Faith based films are a particular genre that appeal to people of faith. By sourcing inspirational stories that have a common theme, we develop pilots or scripts around this material and then utilize a team of people, commonly directors, actors, and other film related tradesmen to produce visual content in the form of movies or television. We then distribute this media and attempt to create profitable returns for the company.

Jason Brown currenlty owns 75% and Ash Greyson owns 25% of Global Development Alpha, LLC. This LLC's sole purpose is to own the stock of Called Higher Studios, Inc. There are currently no business relationships between the two companies other than a parent company ownership through Global Development Alpha, LLC.

Previous Offerings

During the year ended December 31, 2020, the Company raised gross proceeds of $926,060 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 946,168 shares of Class A Voting Common Stock at $1.00 per share. As of December 31, 2020, 1,181,548 shares of Class A Voting Common Stock were issued and outstanding.

During the year ended December 31, 2020, the Company raised gross proceeds of $221,456 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 40,119 shares of Class A Voting Common Stock at $5.52 per share. $15,427 of stock subscriptions were not received as of December 31, 2020 but are presented as an asset on the balance sheet due to receipt in 2021. Funds in the amount of $38,189 were not yet received from from the escrow account held with the broker and were recorded as funds held in escrow (asset) on the balance sheet.

Name: Class A Voting Common Stock
Type of security sold: Equity
Final amount sold: $926,060
Number of Securities Sold: 946,168
Use of proceeds: Initial Stock Issuance
Date: March 30, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Voting Common Stock
Type of security sold: Equity
Final amount sold: $4,429
Number of Securities Sold: 802
Use of proceeds: Broker Compensation
Date: March 30, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Voting Common Stock
Type of security sold: Equity
Final amount sold: $25,000
Number of Securities Sold: 4,529
Use of proceeds: Initial Stock Issuance
Date: December 29, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:
It is not our intention to operate without revenue. Depending on our current project Camp Hideout, how we finance that project and the partnerships that we are able to put in place, will affect how long our company could operate assuming we have zero revenue. In the case of having zero revenue, we would scale down operations to bare bones functionality in which case we believe we could operate under those circumstances for 24 to 36 months without revenue, capital contributions and/or debt provided by our parent company and/or other investors. It is important to note that we do not incur major production expenses unless we have projects being developed or that are in production, so this expense can be monitored based on the number of projects we have at any given time.

Foreseeable major expenses based on projections:
Our major expenses foreseen are overhead, marketing, public relations, project development, and fees associated with Regulation CF and Regulation A.
As we choose projects and make the decision that it is in the company's best interest to attempt to produce and distribute that project, some of the major foreseeable expenses that could occur are expenses related to hiring writers to develop the script, casting, actor payments, director payments, producer payments, film crew, editing and post production expenses, marketing and film sales related expenses, and film finance expenses. Our intended movie Camp Hideout is also a foreseeable major investment expense in 2021.

Future operational challenges:
Crowd management - as our fan and investor base grows, managing the communications and expectations of individual fans and investors becomes more challenging. This will require additional resources, both capital and human.
Finding quality content - our business relies on finding quality source material and/or partnering with other companies who have the rights to quality content.

Future challenges related to capital resources:
Our core business is supported by our community, so our ability to aggregate like minded people is essential to our business. There is the possibility that our estimates on fans and investors are not met. While we have the ability to self fund our company by taking on additional debt, capital calls, or engaging outside investors, the ability to source a "crowd" around our mission opens additional revenue streams for our company.

Future milestones and events:
The past opening and closing of our first Regulation CF raise. This was a significant milestone because it proved, in our opinion, the process of allowing us to take on fan investors, which is critical to our model. This milestone was significant because it allowed us to take on additional capital, but more importantly it allowed us to build a following around our company.

The future opening and closing of a subsequent larger crowdfunding raise. It is our intention to continue to execute multiple crowdfunding raises, this is essential to our business model to grow our investor base, our crowd, and our capital resources. While we may execute additional Regulation CF or A raises, it is our current intention to file additional larger raises as well and/or potentially take investment outside of crowdfunding.

The future release of our first project. We are currently in pre-production of Camp Hideout. It is our intention to begin physical production of Camp Hideout in August of 2021. We do not currently know the distribution available for this film; while box office receipts and licensing fees are usually known relatively quickly for films after release, they usually have a long recoupment cycle and therefore sometimes take 1 to 3 years to generate significant profits that are actually realized and collected by the company. Our biggest risk with this film is that some films fail to recoup and become profitable.

We have generated some minor, insignificant revenue through merchandising and test sales. We expect to start generating additional revenue in 12 months, but we may not be able to be profitable by that time. It is dependent upon how many projects and what types of projects we engage in. There is the potential for Called Higher Studios to generate revenues that are not dependant upon creating and distributing our own feature film(s); examples of these types of revenues would be utilizing our platform and community to advertise another studio's film project(s), selling company owned or branded merchandise, producing or consulting on films for a fee, or growing business line extensions that fit well with our customer profile and would be advantageous for Called Higher Studios, Inc through profits and/or lowering our customer acquisition costs for our content.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $225,522.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jason Brown
Jason Brown's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO
Dates of Service: June 04, 2019 - Present
Responsibilities: Overseeing the vision and direction of the studio. Currently this role takes no compensation and does not provide an equity compensation. This role may pay compensation in the future. Mr. Brown currently does not plan on stepping down from this role for the foreseeable future.

Position: President
Dates of Service: June 04, 2019 - Present
Responsibilities: Overseeing operations. Currently this role takes no compensation and does not

provide an equity compensation. This role may pay compensation in the future.

Position: Director
Dates of Service: June 04, 2019 - Present
Responsibilities: All responsibilities of Board Director outlined in the ByLaws. Currently this role takes no compensation and does not provide an equity compensation. This role may pay compensation in the future.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

If the below data is accurate please copy it in to the Principal Securities Holders field below it
Title of class: Class B Voting Common Stock
Stockholder Name: Global Development Alpha, LLC (managed by Jason Brown, Member, owns 100%)
Amount and nature of Beneficial ownership: 1,500,000
Percent of class: 88.64

RELATED PARTY TRANSACTIONS

Name of Entity: Global Development Alpha, LLC
Names of 20% owners: Jason Brown (75%); Ash Greyson (25%)
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Called Higher Studios Inc.'s Parent Company purchased 1,500,000 Class B Voting Common Stock Shares (Founder).
Material Terms: Initial Stock Issuance, 1,500,000, Class B Voting Common Stock

During 2020, the Company lent $30,000, to a related party, at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. Total interest income of $300 was recognized for the year ended December 31, 2020 and remained outstanding as of December 31, 2020.

During 2020, the Company advanced $67,502 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bear no interest and are considerable payable on demand. $67,502 remaining outstanding as of December 31, 2020.

OUR SECURITIES

Our authorized capital stock consists of 10 million shares of Class A Voting common stock 5 million shares of Class B Voting common stock and 5 million shares of preferred stock. All shares have a $0.00001 par value per share. As of December 31, 2020, there were 1,181,5480 shares of Class A Voting common stock outstanding and 1,67,500 shares of Class B Voting common stock issued and outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Board prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

No preferred stock issued or outstanding

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2021.

Called Higher Studios, Inc.

By /s/

Name: **Jason Brown**

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Called Higher Studios, Inc.
A Delaware Corporation

Financial Statements and Independent Auditor's Report
December 31, 2020 and 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Called Higher Studios, Inc.

TABLE OF CONTENTS

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



To the Board of Directors
Called Higher Studios, Inc.
Raleigh, North Carolina

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Called Higher Studios, Inc. (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year end December 31, 2020 and for the period from June 4, 2019 (inception) to December 31, 2019, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Called Higher Studios, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year end December 31, 2020 and for the period from June 4, 2019 (inception) to December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Called Higher Studios, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated profits since inception, has negative cash flows from operations and has sustained losses of $601,815 and $52,740 for the periods ended December 31, 2020 and 2019, respectively, and has limited liquid assets with $225,522 of cash held as of December 31, 2020. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Called Higher Studios, Inc. ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Called Higher Studios, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Called Higher Studios, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 29, 2021

CALLED HIGHER STUDIOS, INC.
BALANCE SHEETS
As of December 31, 2020 and 2019

	2020	2019
ASSETS		
Current assets:		
Cash and cash equivalents	$ 225,522	$ 38,156
Funds held in escrow	38,189	51,101
Inventory	284	-
Note receivable, related party	30,300	-
Offering costs	-	24,200
Prepaid expenses	13,328	-
Due from related party	67,502	
Stock subscriptions receivable	40,427	-
Total current assets	415,552	113,457
Non-current assets:		
Investment in original programming	81,012	-
Note receivable	3,000	-
Website development	-	1,193
Total non-current assets	84,012	1,193
TOTAL ASSETS	$ 499,564	$ 114,650
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current liabilities:		
Accounts payable	$ 8,170	$ 2,502
Accrued expenses	3,463	-
Total liabilities	11,633	2,502
Stockholders' equity:		
Preferred stock, $0.00001 par, 5,000,000		
shares authorized, 0 shares issued and		
outstanding as of both December 31, 2020 and 2019	-	-
Class A common stock, $0.00001 par, 10,000,000		
shares authorized, 1,181,548 and 189,930 shares issued		
and outstanding as of December 31, 2020 and 2019, respectively	11	1
Class B common stock, $0.00001 par, 5,000,000		
shares authorized, 1,687,500 shares issued		
and outstanding as of both December 31, 2020 and 2019	17	17
Additional paid-in capital	1,142,458	164,870
Accumulated deficit	(654,555)	(52,740)
Total stockholders' equity	487,931	112,148
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 499,564	$ 114,650

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.

CALLED HIGHER STUDIOS, INC.
STATEMENTS OF OPERATIONS
For the year ended December 31, 2020 and for the period from June 4, 2019 (inception) to December 31, 2019

	2020	2019
Net revenues	$ 2,942	$ -
Costs of net revenues	(7,302)	-
Gross loss	(4,360)	-
Operating Expenses:		
General & administrative	209,694	5,587
Research & development	604	-
Sales & marketing	388,457	46,903
Total Operating Expenses	598,755	52,490
Loss from operations	(603,115)	(52,490)
Other Income/(Expense):		
EIDL grant	1,000	-
Interest income	300	-
Interest expense	-	(250)
Total Other Income/(Expense)	1,300	(250)
Provision for income taxes	-	-
Net Loss	$ (601,815)	$ (52,740)
Basic and diluted net loss per common share	$ (0.23)	$ (0.04)
Weighted average common shares outstanding - basic and diluted	2,592,915	1,317,503

CALLED HIGHER STUDIOS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2020 and for the period from June 4, 2019 (inception) to December 31, 2019

| | Common Stock | | | | | | |
| | Class A Common Stock | | Class B Common Stock | | | | Total |
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance at June 4, 2019 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Class A Common Stock	46,875	-	-	-	25	-	25
Issuance of Class A Common Stock - Regulation CF	143,055	1	-	-	139,762	-	139,763
Issuance of Class B Common Stock	-	-	1,687,500	17	25,083	-	25,100
Net loss	-	-	-	-	-	(52,740)	(52,740)
Balance at December 31, 2019	189,930	1	1,687,500	17.00	164,870	(52,740)	112,148
Issuance of Class A Common Stock - Regulation CF	946,168	10	-	-	926,050	-	926,060
Issuance of Class A Common Stock - Regulation A	40,119	-	-	-	221,456	-	221,456
Offering costs	-	-	-	-	(199,347)	-	(199,347)
Issuance of Class A Common Stock	4,529	-	-	-	25,000	-	25,000
Issuance of Class A Common Stock - broker compensation	802	-	-	-	4,429	-	4,429
Net loss	-	-	-	-	-	(601,815)	(601,815)
Balance at December 31, 2020	1,181,548	$ 11	1,687,500	$ 17	$ 1,142,458	$ (654,555)	$ 487,931

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

CALLED HIGHER STUDIOS, INC.
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2020 and for the period from June 4, 2019 (inception) to December 31, 2019

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (601,815)	$ (52,740)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of website development	1,193	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(13,328)	-
(Increase)/Decrease in inventory	(284)	-
Increase/(Decrease) in accrued expenses	3,461	-
Increase/(Decrease) in accounts payable	5,668	2,502
Net Cash Used In Operating Activities	(605,105)	(50,238)
Cash Flows From Investing Activities		
Advance to related party	(67,502)	-
Investment in original programming	(81,012)	-
Payments for issuance of note receivable	(33,300)	-
Purchase of website development	-	(1,193)
Net Cash Used In Investing Activities	(114,312)	(1,193)
Cash Flows From Financing Activities		
Proceeds from issuance of debt-related party	-	30,000
Payments on debt-related party	-	(30,000)
Proceeds from issuance of Class A common stock	1,145,001	88,687
Proceeds from issuance of Class B common stock	-	25,100
Offering costs	(170,716)	(24,200)
Net Cash Provided By Financing Activities	974,285	89,587
Net Change In Cash	254,868	38,156
Cash at Beginning of Period	38,156	-
Cash at End of Period	$ 293,024	$ 38,156
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ 250
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Shares issued as broker compensation	$ 4,429	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

CALLED HIGHER STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. (the "Company") is a corporation organized on June 4, 2019 under the laws of Delaware. The Company's mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the majority shareholder of Called Higher Studios, Inc.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirement of FASB ASC 340-10-S99-1. Prior to the completion of the offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of the offering.

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, etc.) that are used for marketing and/or for sale in the Called Higher store. Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances As of December 31, 2020 and 2019 consisted of finished goods of $284 and $0, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand.

CALLED HIGHER STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the periods then ended

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as to cost of goods sold over the period to which associated revenues are expected to be realized. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

The Company capitalized $81,012 of program rights from movie production costs incurred in 2020 and no amortization expense has been recorded as of December 31, 2020 as no projects have been completed. The carrying balance of the program rights as of December 31, 2020 and 2019 was $81,012 and $0, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, we consider these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

CALLED HIGHER STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the periods then ended

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $609,035 and $3,594 as of December 31, 2020 and 2019, respectively. The Company pays Federal and State taxes at a combined

CALLED HIGHER STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the periods then ended

effective tax rate of 26.1% and has used this rate to derive net deferred tax assets of $159,171 and $939 as of December 31, 2020 and 2019, respectively, resulting from its net operating loss carryforward. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2020 and 2019.

The Company files U.S. federal and state income tax returns. The 2020 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenues are recognized primarily from the sale of apparel, jewelry and shipping revenue in 2020. Revenues from these sources are recognized upon satisfying the aforementioned criteria, which generally occurs upon the shipment of the merchandise.

Costs of Revenues

Costs of revenues include product costs, contract labor, credit card processing and fulfillment.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has negative cash flows from operations, and sustained losses of $601,815 and $52,740 during the years ended December 31, 2020 and 2019, respectively, and has limited liquid assets with $225,522 of cash held as of December 31, 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of stock in 2021 and has raised capital in 2020, as discussed in Note 8. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTE RECEIVABLE

Related Party

During 2020, the Company lent $30,000 to a related party at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. Total interest income of $300 was recognized for the year ended December 31, 2020 and remained outstanding as of December 31, 2020. During 2020, the Company advanced $67,502 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bear no interest and are considered payable on demand. $67,502 remains outstanding as of December 31, 2020.

Non-Related Party

During 2020, the Company entered into a note receivable agreement for $3,000, with a non-related party. The note was dated March 30, 2020 with a maturity date of March 30, 2022 and bears interest at a fixed rate of 5% per year.

NOTE 5: STOCKHOLDERS' EQUITY

Capital Structure

On July 22, 2019, the Company amended and restated its Articles of Incorporation authorizing 10 million shares of Class A Voting Common Stock and 5 million shares of Class B Voting Common Stock, along with authorizing 5 million shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Company's board of directors prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

As of December 31, 2020 and 2019, 1,181,548 and 189,930 shares of Class A Voting Common Stock were issued and outstanding, respectively. As of both December 31, 2020 and 2019, 1,687,500 shares of Class B Voting Common Stock were issued and outstanding, respectively.

Common Stock Issuances

During the year ended December 31, 2020, the Company raised gross proceeds of $221,456 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing

40,119 shares of Class A Voting Common Stock at $5.52 per share. $15,427 of stock subscriptions were not received as of December 31, 2020 but are presented as an asset on the balance sheet due to receipt in 2021. Funds in the amount of $38,189 were not yet received from the escrow account held with the broker and were recorded as funds held in escrow (asset) on the balance sheet.

During the year ended December 31, 2020, the Company raised gross proceeds of $926,060 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 946,168 shares of Class A Voting Common Stock at $1.00 per share.

The Company also incurred $199,347 of offering costs for the year ended December 31, 2020 in connection with the Regulation Crowdfunding offerings.

In December 2020, the Company issued 4,529 shares of Class A Voting Common Stock at $5.52 per share resulting in gross proceeds of $25,000 which were received in January 2021 and are therefore reflected as a subscription receivable on the balance sheet as of December 31, 2020. The Company agreed to issue restricted Class A Common Stock to bring this advisor's total stake to 5% of the Company's total outstanding shares as of the close of the Regulation A offering, which currently amounts to 133,596 additional shares valued at $737,450. These costs will be recognized as the shares vest, which will be 1/3 in January 2022, 1/3 in January 2023, and 1/3 in January 2024.

In December 2020, the Company issued 802 shares for the broker compensation of 2% of the shares issued in the Regulation A offering. The shares are valued at $4,429 and recorded as additional offering costs.

In July 2019, the Company issued 1,500,000 shares of Class B Voting Common Stock at $0.017 per share and 187,500 shares of Class B Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25,000 and $100, respectively. These stock issuances were conducted under terms of a restricted stock purchase agreement with no vesting requirements.

In July 2019, the Company issued 46,875 shares of Class A Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25. During the period ended December 31, 2019, the Company raised gross proceeds of $139,763 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 143,055 shares of Class A Voting Common Stock at $1.00 per share. As of December 31, 2019, $51,101 of these funds were not yet received from issued stock in this offering, and were recorded as funds held in escrow (asset) on the balance sheet.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after

CALLED HIGHER STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 and 2019 and for the periods then ended

December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We have adopted the new standard effective June 4, 2019 (inception).

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Crowdfunding Campaign

In 2020, the Company initiated a Regulation A crowdfunding campaign. As of April 29, 2021 a total of $579,203 has been raised from this offering inclusive of the 2020 portion.

Note Receivable

The note in the amount of $30,300 has been fully repaid as of the date of this report.

Management's Evaluation
Management has evaluated all subsequent events through April 29, 2021, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.

CERTIFICATION

I, Jason Brown, Principal Executive Officer of Called Higher Studios, Inc., hereby certify that the financial statements of Called Higher Studios, Inc. included in this Report are true and complete in all material respects.



Principal Executive Officer